                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                       Pioneer Commercial Funding Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 723640 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Avrom Waxman, 565 Taxter Road, Suite 620, Elmsford, NY  10523  (914) 345-0900
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              February 27, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  723640 10 8                                        PAGE 2 OF 4 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jay L. Botchman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    530,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    530,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    530,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

CUSIP NO. 723640 10 8                                              Page 3 of 4



Item 1.  Security and Issuer

                 This Schedule 13D relates to the Common Stock, $.01 par value ("Shares") of Pioneer Commercial Funding Corp. ("Issuer"), the principal executive office of which is located at 6660 Reseda Boulevard, Reseda, California 91335.

Item 2.          Identity and Background

(a)              The person filing this Schedule 13D is Jay L. Botchman.

(b) Jay L. Botchman's business address is 1500 East Tropicana Avenue, Suite 100, Las Vegas, Nevada 89119.

(c) Jay L. Botchman's principal occupation or employment is serving as a private lender and investor through various corporations.

(d) Jay L. Botchman has not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) Jay L. Botchman has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)              Jay L. Botchman is a United States citizen.

Item 3.          Source and Amount of Funds or Other Consideration

                 Jay L. Botchman used $600,000 of his personal funds to purchase 330,000 Shares and a Convertible Promissory Note in the principal amount of $270,000 (the "Note") from the Issuer on February 27, 1997. On May 2, 1997, Mr. Botchman sold 70,000 of the Shares in a private transaction. On May 9, 1997, the Note automatically converted into 270,000 Shares.

Item 4.          Purpose of Transaction

                 Jay L. Botchman acquired the Shares for investment purposes and not for the purpose of influencing the management or exercising control of the Issuer.

                 Mr. Botchman has no present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 723640 10 8                                              Page 4 of 4


Item 5.          Interest in Securities of the Issuer

(a) Jay L. Botchman is the holder of 530,000 Shares, which constitute 9.73% of the outstanding Shares.

(b) Jay L. Botchman has the sole power to vote and dispose of the 530,000 Shares. Mr. Botchman shares voting and dispositive powers with respect to 0 Shares.

(c) Jay L. Botchman purchased 330,000 Shares and the Note on February 27, 1997. The Note automatically converted into 270,000 Shares on May 9, 1997. The purchase price for the Shares purchased on February 27, 1997 was $1.00 per share. Mr. Botchman sold 70,000 of the Shares in a private transaction on May 2, 1997. The Note converted on May 9, 1997 at a conversion rate of $1.00 principal amount of Note per Share.

(d)              Not applicable.

(e)              Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 Jay L. Botchman is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits

                 None.




                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ JAY L. BOTCHMAN
Date:  May 15, 1997                               -----------------------
                                                  JAY L. BOTCHMAN